VIA EDGAR

January 10, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed August 30, 2024 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 18, 2024, commenting on the Company’s Amended Offering Statement on Form 1-A filed August 30, 2024 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 3 to Offering Statement on Form 1-A filed August 30, 2024

Summary Information

The Company, page 3

1.               We note numerous places in the filing where the number of outstanding shares do not appear to be consistent. For example, on page 3 under The Company, outstanding shares at August 23, 2024 are shown as 124,473,869. However, on page 21 under Description of Business, outstanding shares on August 23, 2024 are shown as 123,475,869 and on page 44 under Securities Being Offered, outstanding shares on August 23, 2024 are shown as 148,475,869. Then, on page 5, the number of outstanding shares as of the date of the filing on August 30, 2024 is shown as 105,101,280. Please review the filing for accurate share disclosures and revise as necessary.

Response: In response to this comment, the Company has amended the Offering Statement to provide updated and consistent figures throughout the Offering Circular.

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Summary of the Offering, page 5

2.               We note that the number of shares outstanding after the offering is 148,475,869, which is 43,475,589 more than the 105,101,280 outstanding at the date of the offering. Please explain the additional 18,374,589 shares over the 25,000,000 number of shares being offered or revise.

Response: In response to this comment, the Company has amended and updated the Offering Statement to indicate the current number of shares outstanding and the correct number of shares outstanding after the offering if all shares offered by the Company are sold.

Determination of Offering Price, page 17

3.                  Please tell us how the 19.22% was calculated, given the outstanding shares after the offering of 148,475,869 on page 5.

Response: In response to this comment, the Company has amended the Offering Statement to provide a revised and correct percentage.

Part II and III

Description of Property, page 27

4.                  Your revised disclosure on page 27 now indicates that your mining throughput is around 300 bags per day which represents approximately 15,000 kg or 15 metric tonnes of ore. However the first paragraph on page 27 states approximately 50 ore bags weighing approximately 50 kg each are mined every 12 hours. Please reconcile these numbers and revise your disclosures accordingly.

Response: In response to this comment, the Company has amended the Offering Statement to clarify that the ore extraction rate at the Talawaan mine is approximately 15,000 kg per 24 hour period, consisting of 300 ore bags weighing 50kg each.

Security Ownership of Management and Certain Securityholders, page 43

5.                  Please correct the percentage ownership of each person and in total given the outstanding shares of 101,601,280 at June 14, 2024. We note that the total of 14,481,707 shares represents 14.40% of 101,601,280 shares.

Response: In response to this comment, the Company has amended the Offering Statement where indicated to update these figures.

6.                  Please revise to provide the beneficial ownership information required by Item 12 of Form 1-A as of the most recent practicable date.

Response: In response to this comment, the Company has amended the Offering Statement to updated the beneficial ownership information to the most recent practicable date.

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Consolidated Financial Statements for the Quarters Ended May 31, 2024 and 2023, page F-1

7.                  Pursuant to (b)(3) and (b)(5) of Part F/S of Form 1-A, update your financial statements to present financial statements for the six months ended May 31, 2024 and 2023, rather than the three month period ended May 31, 2024 and 2023.

Response: In response to this comment, the Company has updated the financial statements to include financial statements for the three and nine months ended August 31, 2024.

4. Funds held by Joint Venture for reinvestment, page F-11

8.                  We note your response to comment 8 and see that you have revised the labelling of the funds held by your operating partner to "Funds held by Joint Venture for reinvestment" in your May 31, 2024 interim financial statements and related notes. Based on your previous response letter dated July 25, 2024 you stated that the Talawaan operations was mistakenly referred to as a joint venture and had changed to label this line item as "funds held by operating partner for reinvestment." Please revise your disclosure to label this line item accordingly or tell us why you have reverted to your previous labelling of Talawaan as a joint venture.

Response: In response to this comment, the Company has corrected the labelling on this footnote to read “funds held by operating partner for reinvestment.”

9. Events After the Reporting Period, page F-12

9.                  We note your response to prior comment 9. You revised disclosure to Note 11 on page F-24, rather than Note 9 on page F-12. In this regard, we note the outstanding shares at May 31, 2024 are 101,601,280 on page F-3 and are 105,101,280 at the date of the filing on page 5. Please address the additional 3,500,000 shares issued after May 31, 2024.

Response: In the amended Offering Statement, the Company has updated its interim quarterly financial statements to those for the three and nine months ended August 31, 2024. Footnote 9 has been updated to describe private offering share issuances after the end of that period.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.

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